Mara Ransom

Industry Officer Chief

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

January 29, 2024

Re:	GolfSuites 1, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed January 4, 2024
File No. 024-12341

Dear. Ms. Ransom,

Thank you for your comments dated January 23, 2024 regarding the Offering Statement on Form 1-A of GolfSuites 1, Inc. filed on January 4, 2024 (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Amendment 1 to Form 1-A

Risk Factors The exclusive forum provisions in the company's Certificate of Incorporation, as amended, and the subscription agreement may have the effect, page 17

1.	We note your response to prior comment 5, as well as the revisions you made to section 6 of the subscription agreement. Please further amend the subscription agreement to carveout Exchange Act claims. In this regard, we note Section 27 of the Exchange Act grants exclusive jurisdiction to the federal courts for all claims arising under the Exchange Act, including derivative actions.

The Company has updated the subscription agreement and the disclosure on pages 17 and 54.

Restated Consolidated Statements of Operations (Unaudited), page F-4

2.	Please tell us your basis for classifying management fees as other expenses rather than as operating expenses. This comment also applies to your audited Statements of Operations.

The Company has updated the financial statements and added disclosure in Note 11.

Restated Consolidated Statements of Cash Flows (Unaudited), page F-6

3.	Please revise to begin your reconciliation of operating cash flows with net income (loss) before minority interest. Similarly, revise your audited Statements of Cash Flows. Refer to ASC 230.

The Company has updated the Statements of Cash Flows and updated the disclosure in Note 11.

Independent Auditor's Report, page F-26

4.	The audit report date does not mirror the report date included in the related consent at Exhibit 11.1. Please revise for consistency.

The audit report has been updated.

Note 2 - Summary of Significant Accounting Policies Income Taxes, page F-34

5.	We note your response to our prior comment number 15; however, there are still references to cryptocurrency. Please advise or revise accordingly

The Company has revised the disclosure on page F-34.

Thank you again for the opportunity to respond to your questions to the Offering Statement on Form 1-A of the Company. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow
Partner
CrowdCheck Law, LLP

Cc: Gerald Ellenburg, CEO GolfSuites 1, Inc.

Aamira Chaudhry, Securities Exchange Commission

Adam Phippen, Securities Exchange Commission

Scott Anderegg, Securities Exchange Commission

Dietrich King, Securities Exchange Commission